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SECURITI 03011680 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL RECEIVED PROCESSING
MAR 1 0 2003
WASH. D.C. 181 SECTION

SEC FILE NUMBER

8- 46739

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COMANN & MONTAGUE

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 MAR WEST STREET, SUITE D

(No. and Street)

TIBURON,	CALIFORNIA	94920
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TYLER K. COMANN   (415) 391-2400

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STONEFIELD JOSEPHSON, INC., CERTIFIED PUBLIC ACCOUNTANTS

(Name — if individual, state last, first, middle name)

655 MONTGOMERY STREET, SUITE 1220	SAN FRANCISCO,	CALIFORNIA	94111
(Address)	(City)	(State)	Zip Code

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 4 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 2 1

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                     contained in this form are not required to respond unless the form displays
                     a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tyler K. Comann, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Comann & Montague for the year ended December 31, 2002 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

LYNN HENRIKSEN
Commission # 1216576
Notary Public - California
Marin County
My Comm. Expires Apr 22, 2003

PARTNER   3/31/03
_____
Title

_____
Notary Public

STONEFIELD
JOSEPHSON, Inc.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

__X__ (a) Facing page

__X__ (b) Statement of Financial Condition

__X__ (c) Statement of Income

__X__ (d) Statement of Cash Flows

_____ (e) Statement of Changes in Financial Condition

__X__ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital

_____ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors

__X__ (h) Computation of Net Capital

__X__ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

__X__ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3

_____ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

__X__ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

__X__ (m) An Oath or Affirmation

_____ (n) A copy of the SIPC Supplemental Report

_____ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

CONTENTS

STONEFIELD
JOSEPHSON. Inc.



instinct.insight.impact.

STONEFIELD
JOSEPHSON, Inc.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Partners
Comann & Montague
Tiburon, California

We have audited the accompanying statement of financial condition of Comann & Montague (a California general partnership) as of December 31, 2002, and the related statements of income, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comann & Montague as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8, 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
January 23, 2003

Santa Monica	Irvine	San Francisco	Walnut Creek
1620 26th St., Suite 400 South	18500 Von Karman Ave., Suite 560	655 Montgomery St., Suite 1220	2121 N. California Blvd., Suite 900
Santa Monica, CA 90404-4041	Irvine, CA 92612-0540	San Francisco, CA 94111-2646	Walnut Creek, CA 94596-7306
Tel: (310) 453-9400	Tel: (949) 653-9400	Tel: (415) 981-9400	Tel: (925) 938-9400
Fax: (310) 453-1187	Fax: (949) 833-3582	Fax: (415) 391-2310	Fax: (925) 930-0107

www.sjaccounting.com

1

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Current assets:		
Cash	$ 97,461	
Fees receivable	4,903	
Prepaid expenses	131	
Total current assets		$ 102,495
Leasehold improvements, net of accumulated depreciation $18,534		38,033
Other assets		4,436
		$ 144,964

LIABILITIES AND PARTNERS' CAPITAL

Current liabilities - accounts payable and accrued expenses	$ 11,393
Partners' capital	133,571
	$ 144,964

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

Management and investment advisory income		$ 295,555
Operating expenses:		
Rent	$ 71,248	
Salaries	32,378	
Office expense	19,946	
Travel and promotion	19,534	
Telephone	15,189	
Depreciation	10,866	
Dues and subscriptions	10,623	
Insurance	8,151	
Professional fees	4,800	
Payroll taxes	2,482	
Miscellaneous	703	
Total operating expenses		195,920
Operating income		99,635
Interest income		1,733
Net income		$ 101,368

See accompanying independent auditors' report and notes to financial statements.

STONEFIELD
JOSEPHSON, Inc

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

STATEMENT OF PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2002

Balance at January 1, 2002	$	167,203
Net income		101,368
Distributions		(135,000)
Balance at December 31, 2002	$	133,571

STONEFIELD
JOSEPHSON, Inc.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

INCREASE (DECREASE) IN CASH

Cash flows provided by operating activities:		
Net income		$ 101,368
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation	$ 10,866	
Changes in assets and liabilities:		
Decrease in assets:		
Fees receivable	9,143	
Prepaid expenses	6,394	
Increase in liabilities -		
accounts payable and accrued expenses	8,545	
Total adjustments		34,948
Net cash provided by operating activities		136,316
Cash flows used for financing activities -		
distributions paid		(135,000)
Net increase in cash		1,316
Cash, beginning of year		96,145
Cash, end of year		$ 97,461

See accompanying independent auditors' report and notes to financial statements.

5

STONEFIELD
JOSEPHSON, Inc.

(1) Summary of Significant Accounting Policies:

Business Activity:

The Company was formed on September 1, 1993, as a California general partnership. The Company's primary business consists of assisting clients with mergers and acquisitions and private placements.

The Company is registered with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. The Company also has a broker-dealer certificate from the California Department of Corporations.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash:

The Company maintains its cash in high-grade financial institutions, and the cash balances may at times throughout the year exceed the federally insured limits on such accounts. The Company has not experienced any losses in such accounts.

Leasehold Improvements:

Leasehold improvements are valued at cost. Depreciation was provided by use of the straight-line method over the estimated useful lives of the assets.

Revenue Recognition:

The Company recognizes retainer revenue for consulting services upon engagement or over the specific period of engagement, if applicable. Success fees are recognized upon the execution of the transactions relating to those fees.

Income Taxes:

Income taxes on partnership income are the personal responsibility of the individual partners; therefore, no provision for income taxes has been recorded in these financial statements.

(2) **Major Customers:**

Approximately 58% of the Company's total fee revenue was earned from four customers during the year. There were no outstanding receivables from major customers at December 31, 2002.

(3) **Liquid Capital Requirements:**

Pursuant to Security and Exchange Commission Rule 17CFR 402.2, the Company is required to maintain minimum liquid capital, as defined. The value of this defined operating parameter may vary materially from day to day. At December 31, 2002, the Company's liquid capital was $89,022, which is $84,022 in excess of the required liquid capital.

(4) **Commitments:**

The Company leases its business premises in Tiburon and Scottsdale under operating leases expiring May 2006 and December 2003, respectively. The operating leases require minimum rental payments of $5,834 subject to annual CPI increases per the lease agreement. The following is a schedule by years of future minimum rental payments required under operating leases that have non-cancellable lease terms in excess of one year as of December 31, 2002:

Year ending December 31,		
2003	$	70,678
2004		53,232
2005		53,232
2006		53,232
	$	230,374

Rent expense under operating leases totaled $71,248 for the year ended December 31, 2002.

See accompanying independent auditors' report. 7

STONEFIELD
JOSEPHSON, Inc

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENT
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER
THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$ 133,571
Less nonallowable assets:	
Prepaid expenses	131
Leasehold improvements	38,033
Other assets	4,436
Net capital before haircuts on securities positions	90,971
Haircuts on securities	1,949
Net capital	$ 89,022

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 760
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two amounts)	$ 5,000
Excess net capital	$ 84,022

See accompanying independent auditor's report.   8

STONEFIELD
JOSEPHSON. Inc.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2002

Not applicable

STONEFIELD
JOSEPHSON, Inc.

COMANN & MONTAGUE
(A CALIFORNIA GENERAL PARTNERSHIP)

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002

Per original filing	$ 96,347
Audit adjustments, primarily accounts payable accrual, net of accounts receivable accrual	7,325
Per this filing	$ 89,022

STONEFIELD
JOSEPHSON, inc.



instinct. insight. impact.

STONEFIELD
JOSEPHSON, Inc.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Partners
Comann & Montague
Tiburon, California

In planning and performing our audit of the financial statements and supplemental schedules of Comann & Montague (a California general partnership) for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making quarterly securities examinations, counts, verifications, and comparisons;

2. recordation of differences required by rule 17a-13; and

3. complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Santa Monica	Irvine	San Francisco	Walnut Creek
1620 26th St., Suite 400 South	18500 Von Karman Ave., Suite 560	655 Montgomery St., Suite 1220	2121 N. California Blvd., Suite 900
Santa Monica, CA 90404-4041	Irvine, CA 92612-0540	San Francisco, CA 94111-2646	Walnut Creek, CA 94596-7306
Tel: (310) 453-9400	Tel: (949) 653-9400	Tel: (415) 981-9400	Tel: (925) 938-9400
Fax: (310) 453-1187	Fax: (949) 833-3582	Fax: (415) 391-2310	Fax: (925) 930-0107

11

www.sjaccounting.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness off their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
January 23, 2003

STONEFIELD
JOSEPHSON, Inc.